SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 7)

                   Under the Securities Exchange Act of 1934*

                       Ligand Pharmaceuticals Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    53220K207
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 March 26, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      SCHEDULE 13D



-------------------------------------                  -------------------------
CUSIP No. 53220K207                                    Page 2 of 7 Pages
-------------------------------------                  -------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                22,378
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALY OWNED
BY EACH REPORTING               2,005,000
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                22,378
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,005,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,027,378
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.01%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                      SCHEDULE 13D


-------------------------------------                  -------------------------
CUSIP No. 53220K207                                    Page 3 of 7 Pages
-------------------------------------                  -------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                                     I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALY OWNED
BY EACH REPORTING               2,005,000
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,005,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,005,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.98%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------                  -------------------------
CUSIP No. 53220K207                                    Page 4 of 7 Pages
-------------------------------------                  -------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALY OWNED
BY EACH REPORTING               2,800
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,800
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.00%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 7 (the "Amendment") amends the Schedule 13D filed on September 23, 2005 (together with amendments filed prior to the date hereof, the "Schedule 13D"), and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Island limited liability exempted company (the "Offshore Fund"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Management Company and the Offshore Fund, the "Reporting Persons"). This Schedule 13D relates to the common stock, par value $0.001 per share, of Ligand Pharmaceuticals Incorporated, a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including but not limited to the Offshore Fund, the "Funds"). The Funds directly own a portion of the Common Stock to which this
Schedule 13D relates, and the Management Company and Mr. Loeb may be deemed to have beneficial ownership over such Common Stock by virtue of their ownership or the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended by adding thereto the following:

     The Funds expended approximately $16,214,758 of their own investment capital to acquire the 2,005,000 shares of Common Stock held by them, and the Offshore Fund expended approximately $30,612 of its own investment capital to acquire the 2,800 shares of Common Stock held by it.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding thereto the following:

     As described in Items 5(c) and 6, on March 26, 2007, certain of the Funds sold 5,720,000 shares, representing 5.66% of the Common Stock outstanding, and the Management Company on behalf of such Funds entered into an equity swap arrangement whereby such Funds acquired the economic benefits, and assumed the economic risks, of owning the shares of Common Stock sold by such Funds.

     On March 1, 2007, two of the Third Point Designees, Daniel S. Loeb and Brigette Roberts, M.D., resigned from the Board. Jeffrey R. Perry, also a Third Point Designee, continues as a director of the Company.

Item 5. Interest in Securities of the Issuer.

     Items 5(a) and (b) of the Schedule 13D are hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     (a) As of the date of this Schedule 13D: (i) Mr. Loeb has beneficial ownership of an aggregate of 2,027,378 shares of Common Stock, which represent 2.01% of the 101,008,348 shares of Common Stock outstanding as of February 28, 2007, as reported in the Company's Annual Report on Form 10-K for the period ended December 31, 2006; (ii) the Management Company has beneficial ownership of an aggregate of 2,005,000 shares of Common Stock, which represent 1.98% of the outstanding shares of Common Stock; and (iii) the Offshore Fund directly beneficially owns 2,800 shares of Common Stock, which represent 0.00% of the outstanding shares of Common Stock. None of the other individual Funds owns a number of shares of Common Stock equal to or greater than 5% of such total Common Stock outstanding.

     (b) Mr. Loeb has sole voting and dispositive power with respect to 22,378 shares of Common Stock, 2,378 shares of which were granted by the Company to Mr. Loeb for his service as a director and 20,000 shares of which underlie options received by Mr. Loeb in his capacity as a director. The Management Company and Mr. Loeb share voting and dispositive power over the 2,005,000 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb and the Offshore Fund share voting power and dispositive power over the 2,800 shares of Common Stock held by the Offshore Fund.

     Item 5(c) is hereby amended by adding thereto the following:

     Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Management Company and Mr. Loeb, in the Common Stock in the past 60 days.

     Schedule B hereto sets forth certain information with respect to transactions by the Offshore Fund at the direction of the Management Company and Mr. Loeb in the past 60 days.

     Item 5(e) is hereby amended and restated as follows:

     (e) The Reporting Persons ceased being the beneficial owners of more than five percent of Common Stock on March 26, 2007.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding thereto the following:

     On March 26, 2007, following the sales reported in Item 5(c) hereof, certain of the Funds entered into equity swap agreements (the "Swap Agreements") with UBS AG, London, the buyer of the stock sold on that date, pursuant to which those Funds have acquired the economic benefit and accepted the economic risk with respect to an aggregate of 5,720,000 shares of Common Stock. Neither the Reporting Persons nor any of the other Funds has voting or dispositive power with respect to any shares of Common Stock as a result of the Swap Agreements.

     Mr. Loeb has agreed to provide to the Funds all economic benefits to the 22,378 shares of Common Stock granted to him in his capacity as a director.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: March 28, 2007


                                 THIRD POINT LLC

                                 By:  Daniel S. Loeb,
                                      Chief Executive Officer


                                 By: /s/ Justin Nadler
                                     -------------------------------------------
                                     Name:   Justin Nadler
                                     Title:  Attorney-in-Fact



                                 THIRD POINT OFFSHORE FUND, LTD.

                                 By:  Daniel S. Loeb,
                                      Director


                                 By: /s/ Justin Nadler
                                     -------------------------------------------
                                     Name:   Justin Nadler
                                     Title:  Attorney-in-Fact



                                 DANIEL S. LOEB


                                 By: /s/ Justin Nadler
                                     -------------------------------------------
                                     Name:   Justin Nadler
                                     Title:  Attorney-in-Fact






               [SIGNATURE PAGE TO AMENDMENT NO. 7 TO SCHEDULE 13D
                                 WITH RESPECT TO
                      LIGAND PHARMACEUTICALS INCORPORATED]

                                   Schedule A
                                   ----------

                   (Transactions by the Funds in Common Stock
                              in the past 60 days)


  Date         Transaction           Shares             Price Per Share
  ----         -----------           ------             ---------------

3/26/07           Sell             5,720,000                10.54

                                   Schedule B
                                   ----------

               (Transactions by the Offshore Fund in Common Stock
                              in the past 60 days)


   Date         Transaction           Shares             Price Per Share
  ----         -----------           ------             ---------------

3/26/07           Sell              4,908,000               10.54